ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

November 24, 2009	Jeremy McLeod
(617) 951-7647
Jeremy.McLeod@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Sheila Stout, Esq.

Re: Martin Currie Business Trust (Registration No. 811- 08612) — Responses to Comments Regarding Registration Statement on Form N-1A

Dear Ms. Stout:

On August 28, 2009, the Martin Currie Business Trust (the “Trust” or the “Registrant,” and each of its series, a “Fund”) filed Post-Effective Amendment No. 17, the Trust’s annual updating amendment (the “Amendment”), to its Registration Statement on Form N-1A (the “Registration Statement”), pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”).  On September 24, 2009, you provided, via telephone, oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Amendment.  We respectfully submit this comment response letter on behalf of the Trust in response to your comments of September 24 and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, below.

1.             Comment:  The Principal Investment Strategies for the Global Equity Fund state that “[u]nder normal circumstances, the Fund will invest in securities of issuers located in at least three different countries represented in the index.”  Please clarify whether the United States may be one of the three countries in which the Fund will invest.

Response:  The Trust confirms that the United States is included in the minimum of three counties in which the Fund may invest for purposes of this Principal Investment Strategy.

2.             Comment:  The Principal Investment Strategies for the Global Emerging Markets Fund state that the Fund “pursues its objective through investment primarily in equity and equity-related securities of issuers located in a number of countries with emerging markets and developing economies.”  Please clarify whether there is a target number or minimum number of countries in which the Fund will invest.

Response:  The Fund does not set a minimum number of countries in which it invests, though the reference in the Principal Investment Strategies to “a number of countries” refers to investments in at least three countries.  We note that the Fund’s performance and strategies are benchmarked against the MSCI Emerging Markets Index, which as of September 30, 2009 selected securities from issuers in 22 countries.

3.             Comment:  The Principal Risks for the Global Emerging Markets Fund state that “the Fund may invest in emerging market countries. . .”  Please change this sentence to read “the Fund will invest in emerging market countries. .. .”

Response:  The requested change will be reflected in future Registration Statement filings by the Trust.

4.             Comment:  Please confirm that no acquired fund expenses are included in the Annual Fund Operating Expenses table.

Response:  The Trust confirms that no acquired fund expenses are included in the Annual Fund Operating Expenses table.

5.             Comment:  Footnote 4 to the Annual Fund Operating Expenses table states “Effective February 19, 2007, the Manager has contractually agreed to limit the total annual fund operating expenses, through August 31, 2010, of the MCBT Opportunistic EAFE Fund to 1.25%.  Under the terms of the agreement, if the qualifying expenses fall below 1.25% of the Fund’s average daily net assets, contributions made within a rolling 5-year period will be reimbursed by the MCBT Opportunistic EAFE Fund to the Manager, provided that any such reimbursement will not cause the Fund to exceed the expense limitation level.”  Footnote 3 describes a similar arrangement with respect to the MCBT All Countries World ex U.S. Fund and the MCBT Global Equity Fund.  Please explain how this rolling 5-year expense limitation recoupment period was determined and why this recoupment arrangement is consistent with accounting guidance on the duration of recoupment periods under expense limitation arrangements.

Response:  Section 8.05 of the AICPA Audit and Accounting Guide references a 3-year expense limitation recoupment period as a rule of thumb for establishing an appropriate period without having to record a corresponding liability for likely payment of recouped amounts, though it does not establish a maximum permissible recoupment period.  According to U.S. GAAP, a contingency should be recorded as a liability if it is both estimable and probable.  In considering whether a 5-year recoupment period might give rise to a liability for the amount of expenses previously waived by the expense limitation, the Trust and its advisors gave consideration to the historical fluctuations in asset levels of series of the Trust, to the levels of the expense waivers, and to both past and anticipated total annual fund operating expense ratios for the Funds.  In light of these considerations, it was determined that contingency of paying recoupment over a 5-year rolling period was neither estimable nor probable.  Therefore, the Trust believes that the 5-year recoupment period is appropriate.

6.             Comment:  Where applicable, disclose separately the amounts paid by each Fund pursuant to the applicable distribution and servicing plan adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act (each, a “12b-1 Plan”) in the Shareholder Fees table.

Response:  The Trust confirms that no payments were made by the Funds pursuant to the 12b-1 Plans during the fiscal year ended April 30, 2009.  As we noted in our response dated February 9, 2009 to the Staff’s comments on the Trust’s annual report on Form N-SAR and shareholder report on Form N-CSR filed on June 27, 2008 and July 9, 2009, respectively, any amounts paid for distribution of the Funds during the relevant period were paid by the Trust’s investment Adviser (“Martin Currie”) out of its management fees, as disclosed in Note C, “Agreements and Fees,” in the Annual Report and in Footnote 1 under “Fees and Expenses” in the Trust’s private placement memorandum (the “PPM”).  The Trust notes that the 12b-1 Plans are so-called “defensive plans,” which address distribution related payments permitted to be made by Martin Currie out of its management fees, and are intended to comply with Rule 12b-1 under the 1940 Act, in the event that any such payments might at some point be deemed to have been made indirectly from Fund assets.  The Trust furthermore confirms that it is not aware of any current intent to use Fund assets directly or indirectly for distribution of Fund shares.

7.             Comment:  We are unable to recalculate the example expenses presented in the PPM using the expense ratios from the Annual Fund Operating Expenses table.  Please confirm these calculations and revise the example expenses as necessary.

Response:  The differences in the example expenses are the result of using actual expense amounts carried out to the exact dollar amount, rather than based on the rounded expense ratios listed in the Annual Fund Operating Expenses table.  We note that the differences in the example expenses presented in the table and the example expenses calculated using the rounded expense ratios are not significant.  For example, example expenses for 10 years for MCBT Opportunistic EAFE Fund listed in the table are $139,200, whereas the example expenses calculated using the MCBT Opportunistic EAFE Fund’s rounded total annual fund operating expenses ratio of 1.14% as listed in the PPM are $138,609, for a difference of $591.  The Trust undertakes to calculate expense examples in future filings on the basis of the rounded expense ratios listed in the Annual Fund Operating Expenses table.

8.             Comment:  The description of portfolio manager compensation states “the Trust’s portfolio managers receive an annual bonus of between 60% and 120% of salary, depending on the seniority of the manager, which is keyed to attaining a minimum target performance over an agreed benchmark. . .”  Please describe which benchmarks the portfolio managers are measured against and over what period their performance is measured.

Response:  The Trust confirms portfolio manager bonuses are keyed to the performance of each Fund against the Fund’s benchmark listed in the Average Annual Total Returns table.  The Trust furthermore undertakes to disclose this methodology in future Registration Statement filings.

*     *     *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please do not hesitate to call me at 617-951-7647 if you have any questions or require additional information.

Sincerely,

/s/ Jeremy McLeod

Jeremy McLeod